UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ENER1, INC.
(Name of Issuer)

          Common Stock, $0.01 par value per share
(Title of Class of Securities)

             29267A203
(CUSIP Number)

           December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

SCHEDULE 13G

CUSIP No.: 29267A203	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANCHORAGE CAPITAL MASTER OFFSHORE, LTD. 98-0418059
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	8,354,427 (1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	8,354,427 (1)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,354,427 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.88% based on 121,353,959 Shares outstanding as of November 9, 2009. (1)
12.	Type of Reporting Person: OO

(1) This amount consists of 8,125,855 Shares of the Issuer's Common Stock and 228,572 Shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).  Reporting Persons have added 228,572 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

SCHEDULE 13G

CUSIP No.: 29267A203	Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANCHORAGE ADVISORS, L.L.C. 20-0042271
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	8,354,427 (1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	8,354,427 (1)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,354,427 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.88% based on 121,353,959 Shares outstanding as of November 9, 2009. (1)
12.	Type of Reporting Person: OO, IA

(1) This amount consists of 8,125,855 Shares of the Issuer's Common Stock and 228,572 Shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).  Reporting Persons have added 228,572 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

SCHEDULE 13G

CUSIP No.: 29267A203	Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANCHORAGE ADVISORS MANAGEMENT, L.L.C. 20-0042478
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	8,354,427 (1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	8,354,427 (1)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,354,427 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.88% based on 121,353,959 Shares outstanding as of November 9, 2009. (1)
12.	Type of Reporting Person: OO, HC

(1) This amount consists of 8,125,855 Shares of the Issuer's Common Stock and 228,572 Shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).  Reporting Persons have added 228,572 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

SCHEDULE 13G

CUSIP No.: 29267A203	Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	8,354,427 (1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	8,354,427 (1)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,354,427 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.88% based on 121,353,959 Shares outstanding as of November 9, 2009. (1)
12.	Type of Reporting Person: IN, HC

(1) This amount consists of 8,125,855 Shares of the Issuer's Common Stock and 228,572 Shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).  Reporting Persons have added 228,572 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

SCHEDULE 13G

CUSIP No.: 29267A203	Page 6 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	8,354,427 (1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	8,354,427 (1)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,354,427 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.88% based on 121,353,959 Shares outstanding as of November 9, 2009. (1)
12.	Type of Reporting Person: IN, HC

(1) This amount consists of 8,125,855 Shares of the Issuer's Common Stock and 228,572 Shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).  Reporting Persons have added 228,572 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Ener1, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1540 Broadway, Suite 25C, New York, New York 10036

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Anchorage Capital Master Offshore, Ltd. ("Anchorage Offshore");

ii) Anchorage Advisors, L.L.C. ("Advisors");

iii) Anchorage Advisors Management, L.L.C. ("Management");

iv) Anthony L. Davis ("Mr. Davis"); and

v) Kevin M. Ulrich ("Mr. Ulrich").

This statement relates to Shares (as defined herein) held for the account of Anchorage Offshore.  Advisors is the investment advisor to Anchorage Offshore.  Management is the sole managing member of Advisors.  Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

1) Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;

2) Advisors is a Delaware limited liability company;

3) Management is a Delaware limited liability company;

4) Mr. Davis is a citizen of the United States of America; and

5) Mr. Ulrich is a citizen of Canada.

Page 8 of 12 Pages

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

29267A203

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

 As of December 31, 2009 each of the Reporting Persons may be deemed beneficial owner of 8,354,427 Shares. This amount also includes Shares that the Reporting Person may be deemed to own upon exercise of warrants as per Rule 13d-3(d)(1)(i).

Item 4(b)	Percent of Class:

The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 6.88% of 121,353,959 Shares, the total number of Shares outstanding. (Based upon information provided in the Issuer's most recently-filed quarterly report on Form 10-Q/A (Amendment No. 1), there were 121,125,387 Shares outstanding as of Novenber 9, 2009.  Reporting Persons may be deemed to beneficially own 228,572 Shares upon the exercise of warrants.  Pursuant to Rule 13d-3(d)(1)(i), such Shares have been added to the Issuer's number of Shares outstanding, therefore totaling 121,353,959, as the number of Shares outstanding.)

Item 4(c)	Number of Shares of which such person has:

Anchorage Offshore:
(i) Sole power to vote or direct the vote:	8,354,427
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	8,354,427
(iv) Shared power to dispose or direct the disposition of:	0
Advisors:
(i) Sole power to vote or direct the vote:	8,354,427
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	8,354,427
(iv) Shared power to dispose or direct the disposition of:	0

Page 9 of 12 Pages

Management:
(i) Sole power to vote or direct the vote:	8,354,427
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	8,354,427
(iv) Shared power to dispose or direct the disposition of:	0
Mr. Davis:
(i) Sole power to vote or direct the vote:	8,354,427
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	8,354,427
(iv) Shared power to dispose or direct the disposition of:	0
Mr. Ulrich:
(i) Sole power to vote or direct the vote:	8,354,427
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	8,354,427
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See disclosure in Item 2 hereof.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	ANCHORAGE CAPITAL MASTER OFFSHORE, LTD. By: /s/ Kevin M. Ulrich Name: Kevin M. Ulrich Title: Director
Date: February 16, 2010	ANCHORAGE ADVISORS, L.L.C. By: Anchorage Advisors Management, L.L.C., its Managing Member By: /s/ Anthony L. Davis Name: Anthony L. Davis Title: Managing Member
Date: February 16, 2010	ANCHORAGE ADVISORS MANAGEMENT, L.L.C. By: /s/ Anthony L. Davis Name: Anthony L. Davis Title: Managing Member
Date: February 16, 2010	ANTHONY L. DAVIS /s/ Anthony L. Davis
Date: February 16, 2010	KEVIN M. ULRICH /s/ Kevin M. Ulrich

Page 11 of 12 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement, dated February 16, 2010 by and among the Reporting Persons	12

Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Ener1, Inc., dated as of February 16, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 16, 2010	ANCHORAGE CAPITAL MASTER OFFSHORE, LTD. By: /s/ Kevin M. Ulrich Name: Kevin M. Ulrich Title: Director
Date: February 16, 2010	ANCHORAGE ADVISORS, L.L.C. By: Anchorage Advisors Management, L.L.C., its Managing Member By: /s/ Anthony L. Davis Name: Anthony L. Davis Title: Managing Member
Date: February 16, 2010	ANCHORAGE ADVISORS MANAGEMENT, L.L.C. By: /s/ Anthony L. Davis Name: Anthony L. Davis Title: Managing Member
Date: February 16, 2010	ANTHONY L. DAVIS /s/ Anthony L. Davis
Date: February 16, 2010	KEVIN M. ULRICH /s/ Kevin M. Ulrich